Exhibit 99.1

argenx Announces Leadership Transition Marking Next Evolution of Growth

Tim Van Hauwermeiren to transition from CEO to Non-Executive Director and Chairman of Board of Directors and Karen Massey to transition from COO to CEO and Executive Director

January 5, 2026 7:00 a.m. CET

Amsterdam, the Netherlands – argenx SE (Euronext & Nasdaq: ARGX), a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases, today announced that Karen Massey, current Chief Operating Officer, will transition to Chief Executive Officer and Executive Director and Tim Van Hauwermeiren, current Chief Executive Officer, will transition to non-Executive Director and Chairman of the Board of Directors. Tim will succeed Peter Verhaeghe, who is retiring from the Board of Directors after dedicated service to the company since 2008. These changes are subject to shareholder approval at the Annual General Meeting on May 6, 2026, which allows for a comprehensive transition period.

“This leadership evolution comes at the right time and represents a natural step as we prepare for the next phase of growth at argenx - a long-term future that remains bold, patient-focused, and built to last,” said Peter Verhaeghe, Chairman of the Board of Directors. “I am proud to have been part of this journey in building a leading biotech company from the start. The Board and I move forward with strong confidence in Tim as our incoming Chairman, Karen as our trusted COO and incoming CEO, and the entire leadership team, to guide the organization towards Vision 2030 and beyond.”

“My ambition has always been to build a strong, independent biotech company for the long-term. This transition is the next step in that evolution and Karen is the right person to lead our company forward. Karen has delivered exceptional impact since joining argenx three years ago - accelerating VYVGART’s launch, building a future-proof commercial engine, being a leading ambassador of our culture, and connecting to and inspiring our teams,” said Tim Van Hauwermeiren, co-founder and current Chief Executive Officer. “As Chairman, I will be a sounding board to Karen and the team on long-term strategy, stay close to the innovation mission by engaging with the external ecosystem and lead the Board’s evolution to facilitate our next phase of growth. I am deeply grateful to the Board of Directors for this opportunity, and especially to Peter, for his leadership and partnership as we’ve built this company.”

“This is a special company with a bright future that is founded on the strength of our science, our entrepreneurial culture, and the deep accountability of our talented teams to transform the lives of our patients,” said Karen Massey, current Chief Operating Officer. “My commitment is to elevate the unique argenx DNA as we execute on Vision 2030 and beyond and to ensure we are making the most of this bold opportunity to build the biotech company of the future. I’m humbled to lead argenx, alongside our network of exceptional teams, partners and the Board, into this next chapter of growth.”

Biographies of Karen, Tim and Peter can be accessed on the argenx website.

About argenx

argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first approved neonatal Fc receptor (FcRn) blocker and is evaluating its broad potential in multiple serious autoimmune diseases while advancing several earlier stage experimental medicines within its therapeutic franchises. For more information, visit www.argenx.com and follow us on LinkedIn, Instagram, Facebook, and YouTube.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (Regulation 596/2014).

Contacts

Media:

Ben Petok

bpetok@argenx.com

Investors:

Alexandra Roy
aroy@argenx.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “aim,” “are,” “can,” “continue,” “may,” and “will” and include statements argenx makes concerning argenx’s proposed leadership and board transition as well as the company’s ability to execute on Vision 2020 and its other objectives and initiatives. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including but not limited to, whether shareholders approve the proposed leadership and board transition proposal, the results of argenx’s clinical trials; expectations regarding the inherent uncertainties associated with the development of novel drug therapies; preclinical and clinical trial and product development activities and regulatory approval requirements; the acceptance of its products and product candidates by its patients as safe, effective and cost-effective; the impact of governmental laws and regulations, including tariffs, export controls, sanctions and other regulations on its business; its reliance on third-party suppliers, service providers and manufacturers; inflation and deflation and the corresponding fluctuations in interest rates; and regional instability and conflicts. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.